Exhibit 99.1
Qiao Xing Universal’s Chairman Plans to Purchase up to USD10 Million Worth of Shares of the Company
     HUIZHOU, China, Sept. 29 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announces that its Chairman and CEO, Mr. Wu Rui Lin plans to purchase up to an aggregate of US$10 million worth of shares of Qiao Xing Universal Telephone, Inc (“the Company” or “Qiao Xing Universal”). The purchases will be made from time to time on the open market through Nasdaq Stock Market at prevailing market prices, in negotiated transactions off the market, in block trades or pursuant to a 10b5-1 plan. The purchases will be made subject to insider trading considerations and shareholder reporting requirements. The timing and extent of any purchases will depend upon market conditions, the trading price of the Company’s shares and other factors.
     Mr. Wu Rui Lin, commented, “I have full confidence in the Company’s future development. My planning of purchasing shares in XING, together with the recently-announced re-purchase program by Qiao Xing Mobile, a subsidiary of XING, demonstrates the strong confidence of the management in both companies. The temporary drop of sales in XING for the second quarter of 2008 was primarily due to the heavy earthquake that happened in Sichuan, China. I believe the performance of the Company could be better after we make some adjustments to our business strategy. I think currently both XING and Qiao Xing Mobile are deeply undervalued. From the Company level, more measures will be considered to increase the value of the Company.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com .
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement.

Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of September 29, 2008, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-2820268
Email: rick@qiaoxing.com
SOURCE: Qiao Xing Universal Telephone, Inc.